Exhibit 4.6

SECOND AMENDMENT TO THE

ENBRIDGE EMPLOYEE SERVICES, INC. EMPLOYEES’ SAVINGS PLAN

(AS AMENDED AND RESTATED GENERALLY EFFECTIVE JANUARY 1, 2019)

Pursuant to Section 10.2 of the Enbridge Employee Services, Inc. Employees’ Savings Plan, as amended (the “Savings Plan”), the U.S. Pension Administration Committee (the “Committee”) has reviewed and approved this Second Amendment at a meeting of the Committee that was duly called and held on the 23rd day of June 2020, at which a quorum was present.

CARES ACT

1. Article 2 of the Plan is amended to add the following new Section 2.1.13A immediately following Section 2.1.13:

2.1.13A “CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act of 2020, as amended.

2. Article 2 of the Plan is amended to add the following new Section 2.1.45A immediately following Section 2.1.45:

2.1.45A “Qualified Participant” means a Participant who satisfies either of the requirements set forth below and who certifies the same in writing to the Administrator:

(a) The Participant or the Participant’s spouse or dependent is diagnosed with the virus SARS-CoV-2 or with coronavirus disease 2019 (COVID- 19) by a test approved by the U.S. Centers for Disease Control and Prevention; or

(b) The Participant experiences adverse financial consequences as a result of being quarantined, being furloughed or laid off or having work hours reduced due to such virus or disease, being unable to work due to lack of child care due to such virus or disease, closing or reducing hours of a business owned or operated by the Participant due to such virus or disease, or other factors as determined by the Secretary of the Treasury.

3. Section 8.9 of the Plan is amended to add the following new Section 8.9.8 at the end thereof:

8.9.8 Coronavirus-Related Distributions.

(a) Distribution. During the period commencing on January 1, 2020, and continuing through December 31, 2020, inclusive, a Qualified Participant may elect to take a “coronavirus-related distribution” as such term is defined in Section 2202(a) of the CARES Act from the vested portion of his Account. The maximum amount of any coronavirus-related distribution is $100,000 less the aggregate amount of all other coronavirus-related distributions taken by such Participant from this Plan and all other tax-qualified plans maintained by the Company and all Affiliates. The Administrator may rely on the Participant’s certification that he satisfies the criteria to be eligible for such a coronavirus-related distribution.

(b) Taxation. A coronavirus-related distribution taken by a Qualified Participant shall not be subject to the 10% excise tax for distributions before age 59 1⁄2 and shall be taxable to the Qualified Participant over a three-year period in accordance with the income tax rules set forth in Section 2202(a) of the CARES Act.

(c) Repayment. Within the three-year period immediately following the distribution date of a coronavirus-related distribution, the Participant who received such distribution may make one or more repayments into his Account which, in the aggregate, do not exceed the amount of the coronavirus-related distribution. Any such repayment shall be treated as an eligible rollover distribution under section 402 of the Code.

4. Article 8 of the Plan is amended to add the following new Section 8.14 at the end thereof:

8.14 Suspension of Required Minimum Distributions for the 2020 Plan Year.

Notwithstanding the foregoing provisions of Section 8.13, the Required Minimum Distribution requirements under the Plan and Code Section 401(a)(9) shall be suspended for the 2020 Plan Year in accordance with Section 2203 of the CARES Act; provided, however, a Participant or Designated Beneficiary may affirmatively elect to receive a required minimum distribution for the 2020 Plan Year in accordance with procedures adopted by the Administrator. A Required Minimum Distribution for the 2021 Plan Year must be received not later than the date required under Code Section 401(a)(9), or such later date as may be prescribed in the CARES Act or subsequent legislation or other controlling authority, as determined by the Administrator. Notwithstanding the foregoing, if a Participant or Designated Beneficiary elected to receive a Required Minimum Distribution for a Plan Year prior to the 2020 Plan Year in annual installments, the annual installment for the 2020 Plan Year shall not be suspended, unless the Participant or Designated Beneficiary affirmatively elects to suspend such payment for the 2020 Plan Year in accordance with procedures adopted by the Administrator and in accordance with the CARES Act. Any distribution that would have been treated as a Required Minimum Distribution under the Plan and Code Section 401(a)(9) but for the application of this Section 8.14 shall be treated as an “eligible rollover distribution” as such term is defined in Subsection 8.12.2(d).

5. Addendum A of the Plan is amended to add the following new paragraphs at the end thereof:

Loans to Qualified Individuals. Notwithstanding the foregoing provisions of this Addendum A, with respect to any loan from this Plan that is outstanding to a Qualified Participant on or after March 27, 2020, and if so elected by a Qualified Participant: (1) any loan repayment that is due on or between March 27, 2020 and December 31, 2020, shall be delayed for a period of one year, with such delayed repayment to be adjusted for allocable interest; and (2) the period from March 27, 2020 through December 31, 2020 shall not be counted for purposes of determining the maximum term of the loan.

Notwithstanding the foregoing provisions of this Addendum A, with respect to a loan that is issued to a Qualified Participant during the period from March 27, 2020, through September 22, 2020, the maximum loan amount shall be an amount which does not exceed the lesser of: (1) $100,000, reduced by the excess (if any) of (i) the highest outstanding balance of loans from the Plan to the Participant during the one-year period ending on the day before the date on which such loan is made, over (ii) the outstanding balance of loans from the Plan to the Participant on the date on which such loan is made, or (2) 50% of the value of such Participant’s vested interest in his Plan Accounts on the date on which such loan is made.

As amended hereby, the Savings Plan is hereby specifically ratified and reaffirmed in its entirety.

To record this Second Amendment, the undersigned member of the Committee and officer of Enbridge Employee Services, Inc., pursuant to the authorization of the Committee, hereby approves, ratifies, confirms and executes the Second Amendment on this 21 day of July 2020, to be effective as stated herein.

By:	/s/ Steve Neyland
Steve Neyland,
Vice President Finance & Business Partners on behalf of the U.S. Pension Administration Committee

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